FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 29, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

WIMM-BILL-DANN APPOINTS

GROUP HEAD OF MARKETING AND INNOVATION

Moscow, Russia – September 27, 2006 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD], Russia’s leading manufacturer of dairy products and beverages, today announced the appointment of Grant Winterton as Group Head of Marketing and Innovation effective as of November, 2006. This appointment and the creation of this new position at Wimm-Bill-Dann underscores the Company’s strategic focus on marketing.

Mr. Winterton has extensive experience in marketing and sales with multinational companies Wella Haircare, Campbell Soup Company (Arnotts Snacking) and Coca-Cola in Australia, Russia, Ukraine, Belarus and China. He also has dairy industry experience with 3 years in both the milk and soft dairy divisions of National Dairies, Australia’s largest dairy producer. Over the last 14 years Mr. Winterton has worked in a variety of senior marketing, sales and managerial positions in these fast moving consumer goods companies. Mr. Winterton holds a Bachelor of Commerce degree from the University of New South Wales, Australia, where he graduated with a double major in Marketing and Finance.

“The new position of the Group Head of Marketing and Innovation underscores our  marketing strategy to leverage Wimm-Bill-Dann’s leading portfolio of brands into stronger competitive advantage, and accelerate innovation based on deeper consumer understanding. I am very pleased that Grant Winterton will be leading this effort”, commented Tony Maher, Wimm-Bill-Dann’s CEO. “Until now we had three heads of marketing: dairy, beverages and baby food. Each of them reported to their respective business head. Under the new structure, they will report to the Group Head of Marketing and Innovation, whose role is to capture potential synergies around coprporate identity, media and advertising through larger marketing campaigns. The Group Head of Marketing and Innovation will report directly to me”.

“Under Grant’s leadership we are also bringing together our significant capability in Research and Development, so as to focus on value added innovations that fill consumer identified gaps in the market.”, emphasized Tony Maher.

Mr. Winterton added, “I am very excited to join Wimm-Bill-Dann, which has a leading position in health and wellness, a trend that is growing globally, including Russia. Wimm-Bill-Dann has a number of power brands which provide a good foundation for future growth, and a well developed science capability in healthy foods which can lead to a wider portfolio of health oriented brands. I look forward to working together with each business unit to leverage the Company’s high profile, trusted brands and broader corporate identity,  and create a focused marketing approach throughout the Company. “

- ends -

For further enquiries contact:

Marina Kagan	Anton Saraikin
Head of Public Affairs	Press Secretary

Wimm-Bill-Dann Foods OJSC	Wimm-Bill-Dann Foods OJSC
13 Solyanka St., Bld. 2,	13 Solyanka St., Bld. 2,
Moscow, 109028 Russia	Moscow, 109028 Russia
Phone: +7 495 105 5205	Phone: +7 495 105 5805 (ext.1699)
Fax: +7 495 733 9725	Fax: +7 495 105 5800
e-mail: kagan@wbd.ru	e-mail: saraikinAS@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

ABOUT WIMM-BILL-DANN OJSC

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy products and beverages in Russia. The company was founded in 1992.

The Company currently owns 30 manufacturing facilities in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,000 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

On May 18, 2006, Standard & Poor’s Governance Services announced the upgrade of WBD’s Corporate Governance Score (CGS) from 7 to 7+ (from 7.3 and 7.7 accordingly on the Russian national scale), which makes the Company’s score the highest rating in Russia. The increase in the score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       September 29, 2006